APA Securities, LLC

Statement of Financial Condition
Year Ended December 31, 2021

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

APA Securities, LLC

Contents

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART Ill

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/21** (MM/00/YY) AND ENDING **12/31/21** (MM/0D/YY)

A, REGISTRANT IDENTIFICATION

NAME oF FIRM: APA Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

920 Sylvan Avenue, Suite 240

(No. and Street)

Englewood Cliffs	NJ	07632
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Yeates	646-564-9227	ryeates@ap-advisors.com
(Name)	(Area Code - Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WIPFLi LLP

(Name - if individual, state last, first, and middle name)

170 N. Radnor Chester Road, Suite 200	Radnor	PA	19087
(Address)	(City)	(State)	(Zip Code)

09/18/2003	344
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if aoollcablel

FOR OFFICIAL USE ONLY

• Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.l7a-5(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
Aicnl:::avc :a r11rre1ntlu u2,li,t nMA rnntrnl runnhar

OATH OR AFFIRMATION

I, <u>Richard Yeates</u>   , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>APA Securities, LLC</u>   as of <u>12/31</u>   2   is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Richard Yeates

Title:

President



PAUL J. DUGGAN
NOTARY PUBLIC OF NEW JERSEY
ID # 2396758
My Commission Expires May 25, 2025

Notary Public

This filing contains (check all applicable boxes):**

    (a) Statement of financial condition.

ii   (b) Notes to consolidated statement of financial condition.

D   (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in§ 210.1-02 of Regulation S-X).

☐   (d) Statement of cash flows.

D   (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐   (f) Statement of changes in liabilities subordinated to claims of creditors.

0   (g) Notes to consolidated financial statements.

☐   (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

D   (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐   (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐   (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

D   (I) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.

☐   (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐   (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

0   (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐   (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

    (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐   (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐   (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

0   (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐   (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐   (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.ISa-7, as applicable.

☐   (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

0   (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

0   (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

0   (z) **Other:** --

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e}(3} or 17 CFR 240.18a-7(d}(2}, as

WIPFLI

170 North Radnor-Chester Road
Suite 200
Radnor, PA 19087

610.565.3930
wipfli.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Managing Member
of APA Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of APA Securities, LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of APA Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of APA Securities, LLC's management. Our responsibility is to express an opinion on APA Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to APA Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Wipfli LLP

Wipfli LLP

We have served as APA Securities's auditor since 2016.

Radnor, Pennsylvania
February 28, 2022

APA Securities, LLC

Statement of Financial Condition

December 31, 2021

Assets	
Cash segregated under Federal and other regulations	**$355,113**
Cash and cash equivalents	**$489,650**
Due from Parent	**$114,136**
Other assets	**$3,406**
	$962,305
Liabilities and Member's Equity	
Liabilities:	
Accrued expenses and other liabilities	**$254,747**
Due to Parent	**$100,693**
Total Liabilities	**355,440**
Commitments (Notes 3 and 5)	
Member's Equity	**$606,865**
	$962,305

See accompanying notes to statement of financial condition.

APA Securities, LLC

Notes to Statement of Financial Condition

1. Business

APA Securities, LLC, formerly Keane Financial, LLC ("Company"), is a wholly-owned subsidiary and engaged in assisting the Company's direct parent, Abandoned Property Advisors, LLC ("APA"), to update security holder accounts, exchange, or tender shares registered to inactive, deceased, untendered or lost security holders. APA performs its services at the request of transfer agents or issuers. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of 90 days or less when purchased as cash equivalents.

Concentrations of Credit Risk

Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Management believes that it limits its credit exposure by placing its temporary cash investments in, what it believes to be, high credit quality institutions.

Revenue Recognition

The Company recognizes revenue from its services as provided to APA under the terms of its Brokerage Service Agreement. Under the Brokerage Service Agreement, the Company's revenue is in the form of a monthly administrative fee of $75,000 plus per item or value based processing fees (depending on which transfer agent the item is processed through). A transactional processing fees of .9% of the net asset value of all cash received by the Company in its cash account from providing such services. The Company recognizes revenue when it satisfies the performance obligations to APA.

The value of fees earned for the recovery of unclaimed securities may vary from the date a contract with the heir and/or fiduciary is executed, through the date of the ultimate recovery, reflecting the market fluctuations in the underlying assets.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

APA Securities, LLC

Notes to Statement of Financial Condition

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the Company is a disregarded entity for income tax purposes. The ultimate responsibility for the provision of income taxes is with APA, the 100% owner of the Company.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2021, there was no impact to the statement of financial condition related to accounting for uncertain income tax positions.

Commissions

The Company does not earn commissions, but rather all revenue is earned from APA under the Brokerage Service Agreement more fully described under the Revenue Recognition and Related Party Transactions sections. Commissions the Company pays, and related expenses, are recorded on a trade-date basis as securities transactions occur.

3. Regulatory Net Capital Requirements

The Company is subject to the Securities Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined under Rule 15c3-1, shall not exceed 15 to 1. The rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to regulatory net capital ratio would exceed 10 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

APA Securities, LLC has a minimum regulatory net capital requirement of $250,000. As of December 31, 2021, APA Securities, LLC had regulatory net capital of $489,019 and the aggregate indebtedness to regulatory net capital ratio was 0.73 to 1.

4. Cash Segregated Under Federal and Other Regulations

As of December 31, 2021, cash of $355,113 has been segregated in special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

APA Securities, LLC

5. Related Party Transactions

Under a written Support Service Agreement ("Agreement"), APA (direct Parent) provides certain administrative, operating and other services (including serving as the employer of all full-time and shared Company employees) for which the cost is allocated to the Company. During the year ended December 31, 2021, the Company reimbursed APA $618,144. APA also pays expenses of or attributable to the Company under the Agreement and the Company reimburses APA. During the year ended December 31, 2021, expenses paid by APA on behalf of the Company amounted to $701,386, of which $100,693 is due to APA and is included in the statement of financial condition as of December 31, 2021.

Under a written Brokerage Service Agreement, the Company provides such services as are necessary for APA to fulfill the obligations of its agreement with shareholders or legal claimants. These services may include, but not be limited to, performing quality control checks to ensure transfer instructions are complete and accurate; providing Medallion Signature Guarantees on shareholder or legal claimant transfer instructions; delivering instructions to transfer agents; facilitating the re-registration or transfer of shares with the appropriate transfer agent; engaging a third-party clearing broker and delivering instructions to electronically transfer shares into the Company's omnibus account with the clearing broker; providing trade instructions to a clearing broker; and taking receipt of sale proceeds, re-issued dividends and proceeds that represent only APA's fee in the Company's cash account; segregating APA's fees from customer funds and delivering the fees to APA on a recurring basis; issuing checks to shareholders or legal claimants; addressing complaints arising out of the liquidation of shares and processing requests for refunds, buy-backs of shares; and issuing Form 1099 statements to shareholders and legal claimants for all sales of shares executed by the Company. As of December 31, 2021 $114,136 is included in Due from Parent in the statement of financial condition.

6. Member's Equity

The Company has 1,000 authorized membership units, all of which are owned by APA as of December 31, 2021.

7. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely that it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

APA Securities, LLC

8. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through February 28, 2022, the date the statement of financial condition was available to be issued.